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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                        Biovail Corporation International
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    09067K106
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                                 (CUSIP Number)

                                  Eugene Melnyk
                        Biovail Corporation International
                                2488 Dunwin Drive
                           Mississauga, Ontario L5L1J9
                                     Canada
                                 (416) 285-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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CUSIP No. 09067K106
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           Eugene Melnyk
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) | |
                                                                        (b) | |
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                   PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) | |

                   N/A
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada
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                       7       SOLE VOTING POWER
                                         6,813,057
      NUMBER OF        ---------------------------------------------------------
       SHARES          8             SHARED VOTING POWER
    BENEFICIALLY                                    0
      OWNED BY         ---------------------------------------------------------
        EACH           9             SOLE DISPOSITIVE POWER
      REPORTING                                6,813,057
       PERSON          ---------------------------------------------------------
         WITH          10            SHARED DISPOSITIVE POWER
                                                    0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,813,057
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         | |
                   N/A
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   25.6%
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14       TYPE OF REPORTING PERSON*
                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.




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         This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997 and Amendment No. 5 thereto filed with the SEC on January 13, 1998 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation International (the "Company"). Except as amended by this Amendment No. 6, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1.  SECURITY AND ISSUER.

         This amendment relates to the Common Stock of the Company.

ITEM 2   IDENTITY AND BACKGROUND.

         This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Certain recent purchases of Common Stock by Mr. Melnyk are described in
Schedule I hereto, which Schedule is hereby incorporated by reference. The source of funds for the purchases of Common Stock described in Schedule I hereto was Mr. Melnyk's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Melnyk's acquisition of the Common Stock was for the purpose of investment. Subject to certain legal requirements and the factors referred to below, Mr. Melnyk presently intends to purchase from time to time over the next 12 months up to an aggregate of an additional 420,000 shares of Common Stock in open market transactions. However, the Reporting Person retains his right to acquire shares of Common Stock in privately negotiated transactions and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.




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         Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D. However, in addition to the rights reserved above, the Reporting Person retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 23, 1998, Mr. Melnyk may be deemed to be the beneficial owner of 6,813,057 shares of Common Stock (including 6,663,057 shares which are owned directly by Mr. Melnyk and 150,000 shares which are the subject of options exercisable within 60 days of the date of this Schedule 13D amendment), which constitute in the aggregate 25.6% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options to purchase 885,000 shares of Common Stock which are not exercisable within 60 days of the date of this Schedule 13D amendment.

         Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

         (b) Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him.

         (c) Transactions in the Common Stock by Mr. Melnyk effected during the past 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected by Mr. Melnyk and the Company, and Mr. Melnyk's stock purchases pursuant to the exercise of stock options were made with personal funds.

         Except as described in Schedule I hereto Mr. Melnyk has not effected any transactions in the Common Stock during the past 60 days.

         (d) Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

         (e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 25, 1998


                                                ----------------------------
                                                Eugene Melnyk





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                                                                      SCHEDULE I


             SCHEDULE OF TRANSACTIONS IN THE SHARES OF COMMON STOCK

                   No. of Shares
Date               Purchased          Price Per Share

3/13/98            50,000             U.S. $46.887

3/23/98            30,000             U.S. $47.75

Total              80,000


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                                  EXHIBIT INDEX

No exhibits are being filed with this Amendment No. 6.